UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Civeo Corporation
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-36246	98-1253716
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Allen Center, 333 Clay Street, Suite 4980 Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Michael L. Ridley (713) 510-2400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

Civeo Corporation (“Civeo” and “Company”), through its subsidiaries, manufactures for its own use and contracts to manufacture for sale modular buildings that contain gold, tantalum, tin, tungsten (collectively “3TG”). As these materials are necessary to certain of Civeo’s products, the Company is dedicated to tracing and disclosing the origin of these metals to ensure compliance with the requirements set forth in the final rule regarding use of conflict minerals.

2.	Conflict Minerals Disclosures

 Civeo has concluded in good faith that during the reporting period for 2015:

a)

Civeo manufactured and contracted to manufacture products for which conflict minerals (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010) are necessary to the functionality or production.

b)

As such, Civeo performed a reasonable country of origin inquiry (“RCOI”) and subsequent due diligence in an effort to determine whether its sourcing practices directly or indirectly funded armed groups in the Democratic Republic of Congo (“DRC”) or an adjoining country (“Covered Countries”).

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Civeo has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both reports are posted to a publicly available Internet site at http://ir.civeo.com/sec.cfm.

Item 1.02 Exhibits

Civeo has filed, as an exhibit to this Form SD, the required Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Civeo Corporation

Date: May 31, 2016	By	/s/ Michael L. Ridley

Michael L. Ridley
Senior Vice President and President
North America (Duly Authorized Officer)